Filed by Lance, Inc. pursuant to
Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: Snyder’s of Hanover, Inc.
Commission File No.: 132-02714
Important Information for Investors and Stockholders
This document relates to a proposed merger between Lance and Snyder’s that will become the subject of a registration statement, which will include a joint proxy statement/prospectus, to be filed by Lance with the SEC. This document is not a substitute for the joint proxy statement/prospectus that Lance will file with the SEC or any other document that Lance may file with the SEC or Lance or Snyder’s may send to its stockholders in connection with the proposed merger. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC OR SENT TO SHAREHOLDERS, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT ON FORM S-4, AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. All documents, when filed, will be available in the case of Lance, free of charge at the SEC’s website (www.sec.gov) or by directing a request to Lance through Dee Noon, assistant to the CFO, at 704-556-5727 and, in the case of Snyder’s, by directing a request to John Bartman, Vice President of Human Resources, at 717-632-4477.
Participants in the Solicitation
Snyder’s, Lance and their respective directors and executive officers may be deemed under the rules of the SEC to be participants in the solicitation of proxies from the stockholders of Lance. A list of the names of those directors and executive officers and descriptions of their interests in Lance and Snyder’s will be contained in the joint proxy statement/prospectus which will be filed by Lance with the SEC. Stockholders may obtain additional information about the interests of the directors and executive officers in the proposed transaction by reading the joint proxy statement/prospectus when it becomes available.

Lance, Inc. Fact Sheet
Lance, Inc., headquartered in Charlotte, N.C., manufactures and markets snack foods throughout much of the United States and other parts of North America. The company was founded in 1913.
The Company’s products include sandwich crackers and cookies, potato chips, crackers and other salty snacks, sugar wafers, nuts, restaurant style crackers and candy.
Lance has manufacturing facilities in North Carolina, Iowa, Georgia, Massachusetts, Texas, Florida, Ohio, and Ontario, Canada.
Products are sold under the Lance, Cape Cod, Tom’s, Archway and Stella D’oro brands, along with a number of private label and third party brands.
The Company’s products are distributed through its direct-store-delivery system, a network of independent distributors and direct shipments to customer locations.
Products are distributed widely through grocery and mass merchant stores, convenience stores, club stores, food service outlets and other channels.
Lance is a publicly traded company trading on NASDAQ under the symbol LNCE.
Lance had 2009 sales of $918.2 million and employs approximately 4,800 employees.
Key executives include:
•	David V. Singer, President and Chief Executive Officer

•	Rick D. Puckett, Executive Vice President, Chief Financial Officer, Treasurer and Secretary

•	Kevin A. Henry, Senior Vice President, Chief Human Resources Officer

•	Glenn A. Patcha, Senior Vice President, Sales and Marketing

•	Blake W. Thompson, Senior Vice President, Supply Chain